UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 8)

H&E EQUIPMENT SERVICES, INC.

(Name of Subject Company (Issuer))

HR MERGER SUB INC.

a wholly owned subsidiary of

HERC HOLDINGS INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01

(Title of Class of Securities)

404030108

(CUSIP Number of Class of Securities)

S. Wade Sheek

HR Merger Sub Inc.

27500 Riverview Center Blvd.

Bonita Springs, Florida 34134

Telephone: (239) 301-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Joshua Bonnie, Esq.

Jonathan Corsico, Esq.

Jonathan Ozner, Esq.

Katharine Thompson, Esq.

Benjamin Bodurian, Esq.

Simpson Thacher & Bartlett LLP

900 G Street NW

Washington, DC 20001

Telephone: (202) 636-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2025 (together with any amendments and supplements thereto, the “Schedule TO”), and is filed by Herc Holdings Inc., a Delaware corporation (“Herc”), and HR Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of Herc (“Merger Sub”). This Amendment relates to the offer by Merger Sub to exchange for each outstanding share of common stock of H&E Equipment Services, Inc., a Delaware corporation (“H&E”), par value $0.01 per share (“H&E shares”), validly tendered and not validly withdrawn in the offer: $78.75 in cash and 0.1287 of a share of Herc common stock, par value $0.01 per share (“Herc common stock”), together with cash in lieu of any fractional H&E shares, in each case without interest and less any applicable withholding taxes (such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated May 19, 2025 (together with any amendments or supplements thereto, the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).

Herc has filed with the SEC a Registration Statement on Form S-4 dated March 19, 2025 (the “Registration Statement”), Amendment No. 1 to the Registration Statement on Form S-4 dated April 18, 2025 and Amendment No. 2 to the Registration Statement on Form S-4 dated May 8, 2025, which became effective on May 13, 2025, relating to the offer and sale of Herc common stock to be issued to holders of H&E shares validly tendered and not validly withdrawn in the Offer. The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange dated as of May 19, 2025, which Herc filed with the SEC pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, and the Letter of Transmittal, which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, to the Schedule TO. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Herc or Merger Sub, is hereby expressly incorporated into the Schedule TO by reference in response to Items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for in the Schedule TO. The Agreement and Plan of Merger, dated as of February 19, 2025, by and among Herc, Merger Sub and H&E, a copy of which is attached as Annex A to the Registration Statement, is incorporated into the Schedule TO by reference.

Except as otherwise set forth in this Amendment, all information as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO, to the extent Items 1 through 9 and Item 11 incorporate by reference information contained in the Prospectus/Offer to Exchange, are hereby supplemented and amended as follows:

“At one minute after 11:59 p.m., Eastern Time, on May 29, 2025, the Offer expired as scheduled and was not extended. The Depository and Paying Agent for the Offer has advised Herc that as of the expiration of the Offer, a total of 25,369,090 H&E shares were validly tendered and not validly withdrawn in the Offer, representing approximately 69.33% of the outstanding H&E shares, and an additional 1,118,630 H&E shares were tendered pursuant to guaranteed delivery procedures, representing approximately an additional 3.06% of the outstanding H&E shares.”

The number of H&E shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Condition. All conditions to the Offer having been satisfied or waived and Merger Sub has irrevocably accepted for payment all such H&E shares validly tendered into and not withdrawn from the Offer (the “Tendered Shares”).

Herc, Merger Sub and H&E currently expect to close the acquisition on June 2, 2025. At the closing, Herc and Merger Sub will pay for all of the Tendered Shares. Additionally, the parties will consummate the merger of Merger Sub with and into H&E (the “Merger”). As a result of the Merger, all of the H&E shares other than the Tendered Shares will be converted into the right to receive $78.75 in cash and 0.1287 shares of Herc common stock, together with cash in lieu of fractional shares, in each case, without interest and less any applicable withholding taxes.

Following the Merger, all H&E shares will be delisted from NASDAQ and deregistered under the Exchange Act.

On May 30, 2025, Herc and H&E issued a joint press release announcing the expiration and results of the Offer. A copy of the press release is attached as Exhibit (a)(5)(O) hereto and incorporated by reference herein.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Index No.

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Herc’s Prospectus/Offer to Exchange filed on May 19, 2025 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended)

(a)(5)(O)*	Joint Press release issued by Herc Holdings Inc. and H&E Equipment Services, Inc. dated May 30, 2025

*	Filed Herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2025

HERC HOLDINGS INC.

By:	/s/ Lawrence H. Silber
Name:	Lawrence H. Silber
Title:	President & Chief Executive Officer

HR MERGER SUB INC.

By:	/s/ W. Mark Humphrey
Name:	W. Mark Humphrey
Title:	Vice President